Exhibit 99.83

Amaya games launched on Full Tilt

MONTREAL, July 21, 2014 /CNW/ - Amaya Gaming Group Inc. (“Amaya”) (TSX: AYA), an entertainment solutions provider for the regulated gaming industry, is pleased to announce that a selection of its online casino games have been launched on Full Tilt Poker (“Full Tilt”) to bolster the site’s expansion into casino gaming.

Amaya and Rational Group have entered into a licensing agreement (the “Agreement”) under which Amaya has integrated its Casino Gaming System platform, which includes a library of online and mobile casino games including branded content, onto Full Tilt’s platform. The Agreement is separate from the previously announced acquisition by Amaya of Rational Group.

Earlier this year, Full Tilt began expanding its game portfolio by offering a range of single- and multi-player variations of Blackjack and Roulette as well as online slots. Rational Group will immediately enhance the online slots offering with Amaya’s Casino Gaming System and in the future will further leverage Amaya’s international reach and product pipeline for additional offerings.

ABOUT THE RATIONAL GROUP

The Rational Group operates gaming and related businesses and brands including PokerStars, Full Tilt Poker, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions and poker programming created for television and online audiences. In addition to operating two of the world’s largest online poker sites, the group is also the largest producer of live poker events around the world.

ABOUT AMAYA

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and slot machines. Some of the world’s largest gaming operators and casinos are powered by Amaya’s online, mobile, and land-based products. Amaya is present in all major gaming markets in the world with offices in North America, Latin America and Europe. For more information please visit www.amayagaming.com.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939EF

For further information:

AMAYA CONTACT:

Tim Foran

Director, Investor Relations

+1.416.545.1325

ir@amayagaming.com

RATIONAL GROUP MEDIA CONTACT:

Eric Hollreiser

Head of Corporate Communications

The Rational Group

erich@pokerstars.com

CO: Amaya Gaming Group Inc.

CNW 13:00e 21-JUL-14